

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via-Email
Onward Choi
Acting Chief Financial Officer
NetEase.Com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

  Re: NetEase.Com, Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2010
    Filed June 22, 2011
    File No. 0-30666

Dear Mr. Choi:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item. 4 Information on the Company, page 23

A. History and Development of the Company, page 23

1. Please discuss your material commitments for capital expenditures currently in progress, if any, and the source of funds needed to fulfill such commitments. As applicable, please provide us with your proposed disclosure. Please see Item 4.A.6. of Form 20-F.

B. Business Overview, page 24

Our Organizational Structure, page 25

2. We note the diagram you provide on page 27 depicting the group structure of your principal subsidiaries and affiliated companies. Please ensure that the disclosure accompanying this diagram explains the role each of those entities plays in your overall business plan. Please also provide us with your proposed disclosure.

Item 5. Operating and Financial Review and Prospects, page 43

A. Operating Results, page 43

Our Corporate Structure, page 43

3. Please tell us your consideration of disclosing the nature and significant provisions of the contractual agreements between you and your subsidiaries and the consolidated variable interest entities, including how net income is attributed to non-controlling interest, how contract terms grant power to direct significant activities and the right to economic returns, the risks in enforceability of the contracts and nonperformance by the variable interest entities and the potential impact of those risks, including the potential for deconsolidation.

4. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with your consolidated variable interest entities.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 52

Gross Profit, page 54

5. We note your statement on page 55 that "[t]he decrease in gross profit margin for online game services in 2010 was mainly due to the increased cost of revenues which outpaced the increase in net revenues, and this was in line with [y]our expectation." Please enhance your disclosure of these "expectations" with a view to providing investors an outlook on the anticipated trend(s) for your gross profit margins (i.e. whether you expect this decrease to continue and if so, why) and provide us with your proposed disclosure. Please see Item 5.D of Form 20-F. We reissue comment one in our letter dated September 22, 2009 as it pertains to this point.

B. Liquidity and Capital Resources, page 60

6. Please disclose how cash is transferred to your PRC subsidiaries and variable interest entities, and conversely, how earnings and cash are transferred from your PRC subsidiaries and variable interest entities to offshore companies. In addition, please disclose restrictions that impact ability to transfer cash within the corporate structure.

7. Please disclose the amount of cash and time deposits held by your PRC subsidiaries and variable interest entities, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

Item 6. Directors, Senior Management and Employees, page 66

B. Compensation, page 67

Director Compensation, page 67

8. Please provide the details of your directors' service contracts with the company or any of your subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please provide us with your proposed disclosure. Please see Item 6.C.2 of Form 20-F. We reissue comment three in our letter dated September 22, 2009 as it pertains to this point.

E. Share Ownership, page 72

9. As appropriate, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years and provide us with your proposed disclosure. Please see Item 7.A.1.b of Form 20-F or tell us why you believe this is unnecessary.

Item 7.   Major Shareholders and Related Party Transactions, page 74

B. Related Party Transactions, page 74

10. We note your disclosure on page 11 that "the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us." Please revise the penultimate paragraph on page 76 to state William Lei Ding's role as owner of Shanghai EaseNet as well as the nature and extent of these transactions. Please provide us with your proposed disclosure. Please see Item 7.B. of Form 20-F.

Item 9. The Offer and Listing, page 77

11. Please provide the information called for by Item 9.A.4 of Form 20-F with respect to the other market(s) on which your ordinary shares are traded. In your proposed disclosure, please also state the other exchange(s) on which your ordinary shares are listed.   For example, it appears that your ADRs are traded on the Singapore Exchange. Please see Item 9.C of Form 20-F.

Item 19. Exhibits, page 91

12. We note your disclosure on pages 30 and 63 discussing your game licensing agreements with Blizzard and the amounts you have guaranteed under these license agreements. We further note your disclosure on pages 52 and 53 that total net revenues increased by 46.6% to US$834.5 million in 2010, that of this amount US$735.5 million was attributable to net revenues from online game services and that the latter was "principally attributable" to, among other things, "inclusion of the first full year operation of World of Warcraft, a game licensed from Blizzard Entertainment." In future filings, please file these agreements as an exhibit or tell us why you believe this is unnecessary. Please see Instruction 4(b)(ii) to Item 19 of Form 20-F.

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-1

13. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with following information:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

14. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

15. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

16. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or

evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

17. We note that you identify Mr. Joseph Tong, a member of your audit committee, as a financial expert. Please describe the financial expert's qualifications, including the extent of the financial expert's knowledge of U.S. GAAP and internal control over financial reporting.

Notes to the Consolidated Financial Statements, page F-7

18. Please tell us your consideration of disclosing whether value added taxes are presented on a gross basis (included in revenues and costs) or a net basis (excluded from revenues). For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes for each period for which an income statement is presented if those amounts are significant. Refer to ASC 605-45-50-3 and 605-45-50-4. Please also tell us your consideration of disclosing how value added taxes receivable from customers is presented on balance sheet and your consideration of quantifying such amounts recorded in accounts receivable.

Note 1. Organization and Nature of Operations, page F-7

(a) The Group, page F-7

19. We note your disclosure in the first paragraph that you have eight variable interest entities ("VIEs") for which you are the primary beneficiary. Please identify the variable interest entities and provide disclosures that give financial statement users an understanding of the significant judgments and assumptions made in determining whether to consolidate the VIEs, the nature of risks associated with your involvement with the VIEs including the financing of the VIEs and how your involvement with the VIEs affects your financial performance and cash flows. Refer to ASC 810-10-50-2AA.

20. We note that HZ Leihuo and SH EaseNet, and its joint venture entities, are not included in the organization chart on page 27. Please advise.

Note 2. Principal Accounting Policies, page F-11

(m) Share-based compensation, page F-14

21. We note that RSU's to be settled in either stock or cash at your discretion are accounted
for as liability awards until the date when settlement in stock or cash is determined.
Please tell us the facts and circumstances that support your accounting policies for these
awards including the initial liability classification and subsequent equity classification, if
applicable. In doing so, please describe to us the terms of the awards that drive the
classifications and your application of the guidance in ASC 718-10-25-15.

Note 10. Taxation, page F-26

(d) Withholding income tax, page F-31

22. Please disclose the amount of unrecognized deferred tax liabilities related to withholding
income taxes that are indefinitely reinvested earnings or a statement that determination is
not practicable. Please also tell us and clarify your disclosure here or under Note 10(a) to
discuss whether any of the Group's non-PRC companies are taxed on dividends from the
Group's PRC companies. Refer to ASC 740-30-50-2c.

Note 23. Restricted Net Assets, page F-42

23. We note your disclosure that relevant PRC laws and regulations permit PRC companies
to pay dividends only out of their retained earnings, if any, as determined in accordance
with PRC accounting standards and regulations. Please tell us your consideration of
describing any other significant restrictions on the payment of dividends, indicating their
sources and pertinent provisions. In addition, please tell us your consideration of
disclosing the amount of retained earnings or net income restricted or free of restrictions.
Refer to Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney at (202) 551-3535 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant